

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>**Via U.S. Mail and Fax**</u>
Mr. Martin S. Smiley
Chief Financial Officer
mPhase Technologies, Inc.
587 Connecticut Ave.
Norwalk, CT

May 12, 2006

RE: **mPhase Technologies, Inc.**
Form 10-K for the fiscal year ended June 30, 2005

Dear Mr. Smiley:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director